UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hold The Magic, Inc.

Legal status of Issuer:

 Form:

 Corporation

Jurisdiction of Incorporation/Organization:

 Delaware

Date of Organization:

 August 7, 2017

Physical Address of Issuer:

323 McCrary Road, Mooresville, NC 28117, United States

Website of Issuer:

https://holdthemagic.com/

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$108,986	$185,981
Cash & Cash Equivalents	$70,409	$140,151
Accounts Receivable	$0	$0
Current Liabilities	$16,948	$21,077
Long-Term Liabilities	$42,722	$334,600
Revenues/Sales	$110,454	$108,741
Cost of Goods Sold*	$23,813	$47,541
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(111,195)	$(117,907)

*Cost of Revenues

Table of Contents

April 19, 2023

Hold The Magic, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Hold The Magic, Inc. ("**Hold The Magic,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://holdthemagic.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 19, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Shannon Cahoon
(Signature)

Shannon Cahoon
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Shannon Cahoon
(Signature)

Shannon Cahoon
(Name)

Director
(Title)

April 19, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 19, 2023

Hold The Magic, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Hold The Magic, Inc. creates memorable and enriching tradition-based experiences for parents seeking to inspire joy and wonderment in their children, starting by reimagining the Tooth Fairy tradition. The Company was originally formed as a limited liability company in Delaware on August 7, 2017. On July 18, 2019, the Company converted to a corporation and changed its name to Hold The Magic, Inc.

The Company is located at 323 McCrary Road, Mooresville, NC 28117, United States.

The Company's website is https://www.holdthemagic.com/.

The Company is headquartered in North Carolina. The Company also sells its products through the Internet and throughout the United States.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, including COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and

resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control, including supply chain disruptions, and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or

procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

Hold The Magic, Inc. is creating memorable and enriching, tradition-based experiences for parents seeking to inspire joy and wonderment in their children, starting by reimagining the Tooth Fairy tradition.

Business Plan

The Company plans to significantly expand its business by increasing advertising and marketing, investing in product development and acquiring inventory. Any capital we raise in the future will empower us to expand our product development, increase advertising and marketing efforts, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Tooth Fairy Gift Sets	We sell 11 themed gift sets. Each gift set covers everything a parent needs for 3 Tooth Fairy visits.	Direct-to-consumer (DTC) e-commerce; Moms ages 30-47 with children ages 4-8
Lucy Tooth Book	Lucy Tooth reimagines the rules of the Tooth Fairy tradition and creates a special one of her very own. This 36-page hardcover book is beautifully illustrated in vibrant color. A keepsake on your child's bookshelf to be treasured and shared for years to come.	DTC e-commerce; Moms ages 30-47 with children ages 4-8
Fairy Tooth Plushie	This precious plushie is the sweetest new friend to add to a child's fairyland collection. Made of 100% polyester with a detailed embroidery and cute rosy cheeks. The back pocket is perfectly sized to hold a lost tooth and a special fairy letter from the Tooth Fairy.	DTC e-commerce; Moms ages 30-47 with children ages 4-8

Competition

There are pillows to stash money, products to hold teeth, and dolls to teach dental hygiene. Our primary competition is cold, hard cash left under a pillow in exchange for a lost tooth. Consider the globally recognized brand "Elf on the Shelf" that has tapped into the magic of childhood belief and family tradition in over 19 million households. Yet, they solely focus on the season of Christmas. The worldwide Tooth Fairy tradition is not limited by religion, gender, ethnicity, season, or location.

Customer Base

Our customer base are moms, ages 30-47, with children ages 4-8 years old.

Supply Chain

Although the Company is dependent upon certain third-party vendors, most of whom are located in Asia, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5823071	"Hold The Magic"	Standard Character Mark	September 13, 2017	July 30, 2019	USA
5823072	"Hold The Magic"	Design Plus Words, Letters and/or Numbers	September 13, 2017	July 30, 2019	USA
6335365	"Lucy Tooth"	Standard Character Mark	September 13, 2017;	April 27, 2021	USA
90189210	"Lucy Tooth"	Words, Letters and/or Numbers in Stylized Form	September 17, 2020	Pending	USA
6576886	"Lucy Tooth and Wiggle"	Standard Character Mark	April 25, 2018	November 30, 2021	USA
6540143	"Wiggle Tooth"	Standard Character Mark	April 25, 2018	October 26, 2021	USA
6320115 6158499	"Flashlight Stories"	Standard Character Mark	September 15, 2017	September 22, 2020	USA
6320115	"Flashlight Stories"	Design Plus Words, Letters and/or Numbers	August 20, 2020	April 13, 2021	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the following domain names:
https://holdthemagic.com/
https://flashlightstories.com
https://flashlightstory.com
https://lucytooth.com
https://lucytoothfairy.com
https://lucytoothandwiggle.com

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shannon Cahoon	Chief Executive Officer, Founder and Director	CEO and Founder of Hold The Magic, Inc., 2017 – Present Responsible for Product Development, Order Fulfillment, Company Vision and Creative Direction CEO and Founder of Madplum Creative, 2004 – Present Responsible for sales, operations, and general CEO responsibilities	University of North Texas, B.F.A., Communication Design & Journalism, 1994; Renaissance Entrepreneurial School, 2009; Landmark Advanced Graduate, 2011
Cody Helgeson	Digital Director	Digital Director of Hold The Magic, Inc., 2020 – Present Responsible for developing and overseeing the growth model and strategy, managing digital marketing campaigns, and consulting on new market opportunities Director of Marketing and Business Development of Madplum Creative, 2021 – Present Responsible for managing client relationships and performance metrics, new business initiatives and managing web development teams CEO and Founder of Neighbrly and Ready Agent Go, 2018 – 2021 Founded the platform and business model, oversaw brand, tech development and partnerships, and ground up marketing campaigns	University of Phoenix, E-Business, 2010; Arizona State University, B.S., Architectural Studies, 2007

Biographical Information

Shannon Cahoon: Shannon is the CEO and Founder of the Company. She has played Tooth Fairy, among every other magical being, for the past 10 years for her two imaginative kids, which is where the idea for the Company began. Her deeply felt passions include creating thoughtful gifts, sharing creative magic with the world, and making every detail as beautiful and memorable as possible. Shannon is a big picture-thinker with a creative mind that just won't stop. In 2004, she founded and continues to oversee a full-service branding and marketing agency, Madplum Creative. Shannon has worked with many highly successful national advertising agencies such as Tracy-Locke /DDB Needham and Digitas USA, a Publicis Groupe agency. A Creative Director and a relationship manager by trade, Shannon has an uncanny knack for getting right to the soul of a project and articulating a brand through strategic communication. Her trademarks include sensitivity to business objectives, the ability to inspire creative teams, and a keen focus that refuses to let a single detail fall through the cracks. A secret detail: Shannon grew up in the Texas hill country where she believed she was a mermaid in Lake Travis.

Cody Helgeson: Cody is the Digital Director for the Company. He is an Arizona native and has three kiddos under nine. Cody has had the dad privilege of putting on fairy wings a total of 11 times! A true family man, Cody prioritizes faith and family above all else, and his wife and kids are the core motivation of everything he does. On the business side, Cody has founded multiple businesses in the digital space and takes tremendous pride in his intuitive ability to internalize brand objectives and craft creative digital solutions to match. Cody is the mastermind behind many successful brand launches and digital programs. Throughout Cody's career, he has been a part of extensive projects both as an in-house executive as well as a leader of bolt-on agency relationships in a myriad of verticals, including consumer product goods, mortgage and real estate, construction, health and fitness, beauty, nonprofit and philanthropy, and SAAS solutions. He has led the charge to build and standardize marketing systems, growth models, and teams to build full-funnel marketing strategies in all roles. He has taught seminars and training courses to professionals across the west coast on content marketing, video marketing, and digital advertising. Fun fact: Cody and his wife were married on the Today Show in NYC by Martha Stewart in 2007.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has no employees. The Company utilizes independent contractors and advisors.

**CAPITALIZATION, DEBT AND OWNERSHIP**

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). As of the filing of this Form C-AR, 9,000,000 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$325,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000 and a Discount of 25%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$81,064*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $1,589 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$9,600
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest, of $47 monthly starting January 2023. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	July 2050

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	N/A	9,000,000	N/A	July 18, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$325,000	3	General Working Capital and Product Development	November 12, 2019; November 19, 2019; February 9, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$81,064*	63	Product Development and General Working Capital	April 15, 2023	Reg. CF

*Includes $1,589 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Shannon Cahoon	9,000,000 shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Hold The Magic, Inc. (the "**Company**") was originally formed as a limited liability company named Hold The Magic, LLC on August 7, 2017, under the laws of the State of Delaware. On July 18, 2019, the Company converted to a corporation and changed its name to Hold The Magic, Inc. The Company is headquartered in Lafayette, CA.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $61,000 in cash and cash equivalents, leaving the Company with 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2023, the Company completed an offering pursuant to Regulation CF and raised $79,475.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 19, 2023

Hold The Magic, Inc.



Hold the Magic, Inc

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo (Inc.)	70,409.99
Wells Fargo (old)	0.00
Total Bank Accounts	**$70,409.99**
Accounts Receivable	
Accounts Receivable (A/R)	0.01
Total Accounts Receivable	**$0.01**
Other Current Assets	
Inventory Asset	0.00
Books and Publications	1,207.15
Kit Standards	5,917.81
Miniatures	18,074.10
Packaging	9,002.48
Plush Toys	666.33
Total Inventory Asset	**34,867.87**
PayPal Holding	1,932.79
Shopify Holding	223.40
Uncategorized Asset	0.00
Undeposited Funds	-0.07
Total Other Current Assets	**$37,023.99**
Total Current Assets	**$107,433.99**
Other Assets	
Accumulated Amortization of Other Assets	-17,087.00
Start up Costs	18,639.11
Total Other Assets	**$1,552.11**
TOTAL ASSETS	**$108,986.10**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	8,797.57
Total Accounts Payable	**$8,797.57**
Credit Cards	
Credit card (0000)	8,572.72
Shannon's Credit Card	0.00

	TOTAL
Total Credit Cards	**$8,572.72**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	-908.16
Misc Employee Payable	203.50
NC Tax Payable	200.00
Out Of Scope Agency Payable	1.28
Sales Tax Payable	0.00
Shopify_GiftCard_Product_Account	70.00
State/Local Income Tax Payable	0.00
North Carolina Department of Revenue Payable	12.01
Total State/Local Income Tax Payable	**12.01**
Total Other Current Liabilities	**$ -421.37**
Total Current Liabilities	**$16,948.92**
Long-Term Liabilities	
Loan Payable	33,122.03
SBA Loan Payable	9,600.00
Total Long-Term Liabilities	**$42,722.03**
Total Liabilities	**$59,670.95**
Equity	
Common Stock	90.00
Distributions	0.00
Opening Balance Equity	0.00
Owner's Investment	0.00
Paid-in-Capital	136,109.07
Retained Earnings	-300,688.83
SAFE Capital Investments	325,000.00
Net Income	-111,195.09
Total Equity	**$49,315.15**
TOTAL LIABILITIES AND EQUITY	**$108,986.10**

Hold the Magic, Inc

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	
Book Sales	3,839.89
Total Sales	**3,839.89**
Sales of Product Income	94,313.46
Adventure Kit	0.00
Fall Kit	0.00
Princess Kit	0.00
Queen Kit	0.00
Spring Kit	0.00
Summer Kit	0.00
Tooth Fairy Kit	-9.88
Winter Kit	0.00
Total Sales of Product Income	**94,303.58**
Shipping Income	12,311.30
Total Income	**$110,454.77**
Cost of Goods Sold	
Cost of Goods Sold	
Box Assembly	1,498.10
Kit Standards	4,306.86
Miniatures	8,974.27
Packaging	3,882.63
Printing	
Publication Expense	258.00
Total Cost of Goods Sold	**18,919.86**
Inventory Shrinkage	59.00
Shipping and Delivery	
Supplier Shipping	4,835.12
Total Shipping and Delivery	**4,835.12**
Total Cost of Goods Sold	**$23,813.98**
GROSS PROFIT	**$86,640.79**
Expenses	
Accounting	3,644.85
Amortization	3,728.00
Auto Expense	-152.00
Bank Charges and Fees	185.00
Box Assembly	0.00
Business Licensing	972.00

Hold the Magic, Inc

Profit and Loss
January - December 2022

	TOTAL
CA Franchise Tax	2,400.00
Contribution	10.00
Creative Services	
Copywriting	1,770.00
Design	2,139.29
Photography	2,000.00
Social Media Mgmt	9,775.00
Strategy	24,000.00
Video	574.46
Total Creative Services	**40,258.75**
Discount Given	8,587.21
Dues and Subscriptions	1,305.12
Fullfillment	296.25
Insurance	
Workers Compensation	354.64
Total Insurance	**354.64**
Interest Paid	1,032.76
Legal & Professional Services	
Admin	25.00
Finance	11,010.00
Inventory Supply Chain	1,700.00
Legal	4,358.60
Media/Advertising	7,817.40
Republic.co	2,450.00
Total Legal & Professional Services	**27,361.00**
Marketing	
Advertising Media Spend	55,018.10
Photo Shoot	79.98
Research and Development	147.00
Supplies	179.69
Total Marketing	**55,424.77**
Meals & Entertainment	
Meals	135.38
Total Meals & Entertainment	**135.38**
Miscellaneous	1,799.17
NC Tax	200.00
Office Supplies	1,226.38
Online Service Fees	2,145.67

Profit and Loss
January - December 2022

	TOTAL
Payroll	
Payroll Processing Fees	405.00
Payroll Taxes	2,614.75
Salaries	
Shareholder	22,500.00
Total Salaries	**22,500.00**
Total Payroll	**25,519.75**
Penalties	542.02
Platforms - Software	8,213.18
Professional Development	39.00
Samples	46.49
Shipping & Delivery	11,980.83
Tax Expense	90.00
Travel	489.66
Total Expenses	**$197,835.88**
NET OPERATING INCOME	**$ -111,195.09**
NET INCOME	**$ -111,195.09**